Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

WAYNE W. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report entitled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.” prepared for New Gold Inc. and dated February 26, 2010, do hereby certify that:

1.	I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3.
I am registered as a Geologist in the Province of Ontario (Reg.# 1175).  I have worked as a geologist for a total of 37 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve estimation
• General Manager of Technical Services for corporation with operations and mine development projects in Canada and Latin America
• Superintendent of Technical Services at three mines in Canada and Mexico
• Chief Geologist at three Canadian mines, including two gold mines

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Mesquite Mine on July 22-23, 2009.

6.	I am responsible Sections 7–15 and 17 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of February, 2010

(Signed & Sealed)

Wayne W. Valliant, P. Geo.